                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2008

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos. 333-121901,
333-12064, 333-88172, 333-112755 and 333-149657.

The following are included in this Report on Form 6-K:

1.   Press release dated September 9, 2008.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: September 9, 2008                                  By: /s/ Yuval Ruhama
                                                         -----------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer

Yuval Ruhama
CFO
Metalink Ltd.
Tel: 972-9-9605395
Fax: 972-9-9605544
yuvalr@MTLK.com

                        METALINK REPORTS Q2 2008 RESULTS

                      -- COST REDUCTION EFFORTS CONTINUE --

YAKUM, ISRAEL, SEPTEMBER 9, 2008 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high-performance broadband communication silicon solutions, today announced its unaudited financial results for the second quarter ended June 30, 2008. In addition, the Company provided additional details regarding its latest cost reduction plan.

FINANCIAL RESULTS

Revenues for the second quarter of 2008 were $2.7 million, the vast majority of which consisted of legacy DSL sales. This compared to sales of $2.5 million for the second quarter of 2007. Net loss for the period was $(6.6) million, or
$(0.28) per share, compared to $(5.6) million, or $(0.28) per share for the second quarter of 2007. Net loss for the second quarter of 2008 includes stock-based compensation expenses of $0.5 million.

For the first six months of 2008, revenues were $3.3 million, the vast majority of which consisted of legacy DSL sales. This compared to sales $4.9 million for the first half of 2007. Net loss for the first six months of 2008 was $(16.4)
million, or $(0.70) per share, compared to a net loss of $(10.6) million, or
$(0.53) per share, for the first six months of 2007.

Metalink's cash, cash equivalents, short and long-term investments as of June
30, 2008 were $9.5 million. This amount includes approximately $0.8 million of auction rate securities which are pledged to secure a credit line of $0.4 million.

As previously reported Metalink has gone through a restructuring process that will reduce the operating expenses to approximately $4M in the first quarter of
2009 (excluding one time charges, such as restructuring and severance costs, and stock-based compensation expense).

This cost reduction process includes a significant decrease in the Company's workforce and several management changes. These include the departure of several executive officers and the elimination of a number of management positions including Chief Operating Officer. In addition, during the quarter the Company closed its design center in Atlanta and its sales and marketing offices in
China, Korea and Japan.

While funding and restructuring has been a major focus of Metalink during the second and third quarters, we continued to make significant inroads into the emerging 802.11n video streaming market as demonstrated by a number of evaluations and initial deployments. These include:

     -- a major Telco in the US, which successfully evaluated Metalink's chipsets in field trials thereby triggering design activity by its Top-Tier IP
     Set-Top Box provider and its Top-Tier Set-Top Box provider;

     -- a major DBS service provider, which is preparing trials with a European
     OEM utilizing a Metalink-based IPTV Set-Top Box and Top-Tier US OEM Video
     Bridge; and

     -- a leading European service provider which has selected a Metalink-based
     Video Bridge for IPTV deployment beginning in 2008.

Commenting on the results, Mr. Tzvi Shukhman, Metalink's CEO, said, "As we announced on July 27, we continue to explore strategic options for developing
Metalink towards the future, including beneficial partnerships with major market players as well as long term strategic funding options. The combination of the significant cost reductions that we are implementing and the interim funding announced today will allow us to maintain optimal flexibility as we evaluate our options. We are cautiously optimistic that the measures we have taken will allow us to maximize shareholder value."

METALINK'S SECOND QUARTER 2008 CONFERENCE CALL will be broadcast "live" in listen-only mode via its website on Tuesday, September 9, at 9:00 AM EDT.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a provider of high performance broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams. In addition, Metalink offers a broad range of symmetric DSL and VDSL products used by operators as a cost-effective network upgrade to support triple-play services.

Further information is available at http://www.MTLK.com

                                       ----

SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. For example, when we discuss our expectation regarding strategic options, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: our need to raise additional funds in order for us to implement our current business plan, including our liquidity requirements, which funds may not be available to us; our inability to satisfy Nasdaq's requirements for continued listing; any unforeseen developmental or technological difficulties with regard to our products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and
the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange
Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                 (TABLES FOLLOW)

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                            JUNE 30,        DECEMBER 31,
                                                                           ---------         ---------
                                                                            2 0 0 8           2 0 0 7
                                                                           ---------         ---------
                                                                          (UNAUDITED)
                                                                           ---------
                                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                                                       ---------------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                $   2,799         $   7,291
  Short-term investments                                                       5,966            17,233
  Trade accounts receivable                                                    1,261               677
  Other receivables                                                            1,030             2,284
  Prepaid expenses                                                               456               456
  Inventories                                                                  2,611             1,765
                                                                           ---------         ---------
       Total current assets                                                   14,123            29,706
                                                                           ---------         ---------

LONG-TERM INVESTMENTS                                                            756             2,200
                                                                           ---------         ---------

SEVERANCE PAY FUND                                                             2,085             2,534
                                                                           ---------         ---------

PROPERTY AND EQUIPMENT, NET                                                    4,245             4,182
                                                                           =========         =========

                                                                           $  21,209         $  38,622
                                                                           =========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                                   $   1,089         $   1,564
  Other payables and accrued expenses                                          4,214             4,979
                                                                           ---------         ---------
       Total current liabilities                                               5,303             6,543
                                                                           ---------         ---------

ACCRUED SEVERANCE PAY                                                          3,185             3,748
                                                                           ---------         ---------

SHAREHOLDERS' EQUITY
  Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding 24,389,232 and 24,377,232 shares
    as of June 30, 2008 and December 31, 2007, respectively)                     701               701
  Additional paid-in capital                                                 155,627           154,703
  Accumulated other comprehensive income (loss)                                  (56)               48
  Accumulated deficit                                                       (133,666)         (117,236)
                                                                           ---------         ---------
                                                                              22,606            38,216
                                                                           ---------         ---------

  Treasury stock, at cost; 898,500 as of
     June 30, 2008 and December 31, 2007                                      (9,885)           (9,885)
                                                                           ---------         ---------
       Total shareholders' equity                                             12,721            28,331
                                                                           ---------         ---------
       Total liabilities and shareholders' equity                          $  21,209         $  38,622
                                                                           =========         =========

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      THREE MONTHS ENDED                        SIX MONTHS ENDED
                                                            JUNE 30,                                JUNE 30,
                                               ---------------------------------         ---------------------------------
                                                  2 0 0 8             2 0 0 7              2 0 0 8              2 0 0 7
                                               ------------         ------------         ------------         ------------
                                                          (UNAUDITED)                               (UNAUDITED)
                                               ---------------------------------         ---------------------------------
                                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Revenues                                       $      2,673         $      2,539         $      3,333         $      4,885
Cost of revenues:
Costs and expenses                                      900                1,312                1,404                2,406
Royalties to the Government of Israel                    82                   68                  105                  140
                                               ------------         ------------         ------------         ------------
Total cost of revenues                                  982                1,380                1,509                2,546
                                               ============         ============         ============         ============

GROSS PROFIT                                          1,691                1,159                1,824                2,339
                                               ------------         ------------         ------------         ------------

Operating expenses:
Gross research and development                        6,563                5,542               15,055               10,722
Less - Royalty bearing and other grants                 138                  506                  936                1,090
                                               ------------         ------------         ------------         ------------
Research and development, net                         6,425                5,036               14,119                9,632
                                               ------------         ------------         ------------         ------------

Selling and marketing                                 1,353                1,391                3,110                2,707
General and administrative                              735                  614                1,443                1,145
                                               ------------         ------------         ------------         ------------
Total operating expenses                              8,513                7,041               18,672               13,484
                                               ============         ============         ============         ============

OPERATING LOSS                                       (6,822)              (5,882)             (16,848)             (11,145)

Financial income, net                                   177                  256                  418                  570
                                               ------------         ------------         ------------         ------------

NET LOSS                                       $     (6,645)        $     (5,626)        $    (16,430)        $    (10,575)
                                               ============         ============         ============         ============

Loss per ordinary share:
Basic                                          $      (0.28)        $      (0.28)        $      (0.70)        $      (0.53)
                                               ============         ============         ============         ============

Diluted                                        $      (0.28)        $      (0.28)        $      (0.70)        $      (0.53)
                                               ============         ============         ============         ============

Shares used in computing loss per
ordinary share:
Basic                                            23,490,643           19,916,856           23,498,760           19,864,665
                                               ============         ============         ============         ============

Diluted                                          23,490,643           19,916,856           23,498,760           19,864,665
                                               ============         ============         ============         ============